UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2019

On February 6, 2020, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2019. The following tables reflect the key figures released during the conference. The presentation materials for the conference containing further details are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2019	3Q 2019	% Change Increase (Decrease) (Q to Q)	4Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	9,027,671	13,011,650	(30.62)	10,487,701	(13.92)
	Cumulative	46,966,890	37,939,219	—	42,027,107	11.75
Net operating profit	Specified Quarter	773,052	1,248,190	(38.07)	388,133	99.17
	Cumulative	4,490,649	3,717,597	—	4,267,481	5.23
Profit before income tax	Specified Quarter	749,090	1,260,147	(40.56)	326,134	129.69
	Cumulative	4,533,986	3,784,895	—	4,301,532	5.40
Profit for the period	Specified Quarter	535,116	940,685	(43.11)	192,787	177.57
	Cumulative	3,313,199	2,778,082	—	3,061,946	8.21
Profit attributable to shareholders of the parent company	Specified Quarter	534,699	940,284	(43.13)	192,439	177.85
	Cumulative	3,311,828	2,777,128	—	3,061,191	8.19

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2019	3Q 2019	% Change Increase (Decrease) (Q to Q)	4Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	3,194,040	6,499,949	(50.86)	4,806,015	(33.54)
	Cumulative	21,166,968	17,972,928	—	18,089,885	17.01
Net operating profit	Specified Quarter	606,768	963,936	(37.05)	297,267	104.12
	Cumulative	3,328,119	2,721,351	—	2,992,468	11.22
Profit before income tax	Specified Quarter	594,036	958,682	(38.04)	254,070	133.81
	Cumulative	3,318,472	2,724,436	—	3,086,338	7.52
Profit for the period	Specified Quarter	432,358	701,612	(38.38)	179,947	140.27
	Cumulative	2,439,079	2,006,721	—	2,259,198	7.96
Profit attributable to shareholders of the parent company	Specified Quarter	432,358	701,612	(38.38)	179,947	140.27
	Cumulative	2,439,079	2,006,721	—	2,259,198	7.96

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2019	3Q 2019	% Change Increase (Decrease) (Q to Q)	4Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,407,730	1,952,316	(27.89)	1,795,644	(21.60)
	Cumulative	7,886,197	6,478,467	—	6,680,195	18.05
Net operating profit (loss)	Specified Quarter	66,630	75,714	(12.00)	(48,268)	*
	Cumulative	360,468	293,838	—	250,127	44.11
Profit (Loss) before income tax	Specified Quarter	64,023	84,883	(24.58)	(43,263)	*
	Cumulative	398,557	334,534	—	264,001	50.97
Profit (Loss) for the period	Specified Quarter	48,231	61,438	(21.50)	(30,126)	*
	Cumulative	290,071	241,840	—	189,676	52.93
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	48,229	61,433	(21.49)	(30,129)	*
	Cumulative	290,057	241,828	—	189,666	52.93

Note:

1) Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2019, which are based on KB Financial Group’s consolidated financial statements.

2) “Operating revenue” represents operating income based on KB Securities’ financial statements.

3) * indicates that a profit was recorded in the current period compared to a loss in the previous period.

Declaration of Cash Dividends by KB Financial Group

On February 6, 2020, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW2,210 per common share (total dividend amount: KRW861,091,880,350), subject to shareholder approval.

The record date is December 31, 2019, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group. The date of the annual meeting of shareholders of KB Financial Group will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the annual general meeting of shareholders.

The total number of common shares that are eligible for payment of dividends is 389,634,335 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 5, 2020, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW1,810 per common share (total dividend amount: KRW731,926,199,960), subject to shareholder approval.

The record date is December 31, 2019, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 19, 2020.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 5, 2020, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW267 per common share (total dividend amount: KRW80,000,000,000), subject to shareholder approval.

The record date is December 31, 2019, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 19, 2020. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 6, 2020, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details	(Won in thousands)

	FY 2019	FY 2018	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	21,166,968,392	18,089,885,380	3,077,083,012	17.0
- Net operating profit	3,328,119,497	2,992,467,227	335,652,270	11.2
- Profit from continuing operations before income tax	3,318,472,709	3,086,337,859	232,134,850	7.5
- Profit for the period	2,439,079,051	2,259,198,022	179,881,029	8.0
Other Financial Data
- Total assets	387,425,038,232	356,959,258,365
- Total liabilities	358,420,805,903	330,291,392,760
- Total equity	29,004,232,329	26,667,865,605
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,434.51	1,318.95

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by Kookmin Bank’s independent auditors.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 6, 2020, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details	(Won in thousands)

	FY 2019	FY 2018	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	7,886,196,641	6,680,194,561	1,206,002,080	18.05
- Net operating profit	360,468,324	250,126,665	110,341,659	44.11
- Profit from continuing operations before income tax	398,556,837	264,000,797	134,556,040	50.97
- Profit for the period	290,071,004	189,676,000	100,395,004	52.93
Other Financial Data
- Total assets	47,804,198,724	45,032,993,998
- Total liabilities	43,183,887,508	40,655,934,726
- Total equity	4,620,311,216	4,377,059,272
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	309.4	293.2

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 6, 2020	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer